Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

RECEIVED
2008 APR 30 A 7:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002202

Exemption File No. 82 – 35005

25th April, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 24th April, 2008 alongwith a Media Release dated 24th April, 2008, copies of the same are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully,
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

Encl: As Above

PROCESSED
MAY 06 2008 E
THOMSON REUTERS

dw 4/30

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82-35005

April 24, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **MEDIA RELEASE**

We enclose herewith the Media Release dated April 24, 2008 issued by Reliance Infocom BV, Netherlands, wholly owned subsidiary of the Company which is self explanatory .

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

Reliance Globalcom unit Reliance Infocom BV, Netherlands acquires Global WiMAX Operator eWave World

Reliance Globalcom to launch 4G Services in 50 countries by 2012

Reliance Globalcom to invest $500 Million (Rs. 2000 crore) in WiMAX

eWave World to acquire and build WiMAX networks in Emerging Markets

Mumbai / London: April 24th 2008: Reliance Infocom BV, a division of Reliance Globalcom and wholly owned subsidiary of India's largest integrated telecom operator Reliance Communications, today announced acquisition of a controlling stake in eWave World, a UK headquartered telco focused on the rapidly developing market for wireless telephony services using the WiMAX technology standard.

Over the next 2-3 years, Reliance Globalcom, through the acquired company eWave World, would invest around $ 500 Mn (Rs. 2000 crore) to build and acquire WiMAX networks in emerging markets in Asia, Europe, Latin America and Africa. Recently eWave World had entered into a Joint Venture in China to invest in nationwide broadband operations. The company holds WiMAX licenses and has received spectrum to commence WiMAX services in several countries.

" The acquisition of eWave World is a significant step forward in Reliance Communications' global growth strategy to directly reach out to Millions of Customers – both Corporate and Individual – through a best in class future proof Last Mile network", said Mr. Punit Garg, CEO – Reliance Globalcom. *"The 4G WiMAX network in 50 countries would enable us to offer the most diverse and unmatched suite of services to over 75 % of global population in combination with Reliance Globalcom's 1,15,000 km fully IP enabled optic network spread across 6 continents"*, he added.

"Readily available, reliable and affordable broadband service is critical to the development of any economy. Today many emerging markets are effectively excluded from the full benefits of the internet because of a lack of broadband service. With the backing of Reliance, eWave World will deliver broadband services to business and residential customers in numerous emerging markets. We consider this represents a very significant opportunity for both eWave World and the countries in which we plan to Invest", said Mr. Jay Metcalfe, Chairman – eWave World.

eWave World, was formed by a number of well known Industry veterans with a vision to become a major player in the rapidly developing market for wireless telecom services using the new WiMAX technology standard. The eWave World Executive team has a combined experience of over 150 man-years in the Global Telecom Sector.

The Founders of eWave World include:

Jay Metcalfe : Chairman/Founder. Former President and CEO of Millicom International Cellular, and a former shareholder and Director of Celtel - an African mobile operator.

Simon Duffy : CEO. Former President and CEO of NTL (UK's largest broadband operator) and former CFO of the Orange Group

Peter Langkilde : President/Founder. Former Founder and President of EndtoEnd (a mobile data services company) and a senior executive in BellSouth, Millicom International and Leap Wireless

Roderick Thomson : Founder/Director. An international investor in telecommunications businesses.

Last Year, Reliance Globalcom had acquired a world leading U.S. based Ethernet Service Provider, Yipes Holdings Inc for $ 300 Mn (Rs. 1200 crore). Reliance Globalcom is investing $ 200 Mn (Rs. 800 crore) to more than double the metro coverage in the U.S. to over 35 top metros. The company has embarked on a $ 1.5 Bn (Rs. 6000 crore) Next Generation Network fully IP enabled Undersea Cable expansion program that would address the global connectivity needs of over 90% of world population across 60 countries in 6 continents.

Reliance Globalcom was formed, earlier this year, as a result of consolidation of the Global Telecommunications business of Reliance Communications under a single umbrella. Reliance Communications had invested around $ 2.75 Bn (Rs. 11,000 crore) in its Global Business Segment. Reliance Globalcom, formed with an aim to enhance the focus on capturing a significant marketshare of the Global telecommunications pie of $ 285 Bn (Rs. 1, 11,400 crore), had annualised start-up revenues of $ 1.32 Bn (Rs. 5279 crore) and a healthy EBIDTA of $ 334 Mn (Rs. 1337 crore)

About Reliance Globalcom: Reliance Globalcom, a division of Reliance Communications, spearheads the Global Telecom operations of India's largest Integrated Telecom Service Provider. Reliance Globalcom brings together the synergies of Reliance Communications Global Business encompassing Enterprise Services, Capacity Sales, Managed Services and a highly successful bouquet of Retail products & services comprising of Global Voice, Internet Solutions and Value Added Services. The company serves over 1000 enterprises, 200 carriers and 1.5 million retail customers in 50 countries across 5 continents.

Reliance Globalcom's wholesale product "Reliance FLAG" is the worlds largest private undersea cable system spanning 65,000 kms seamlessly integrated with Reliance Communications 1, 10,000 kms of domestic optic fibre provides a robust Global Service Delivery Platform connecting 37 key business markets in India, the Middle East, Asia, Europe, and the U.S. through an overlay low-latency, global. MPLS-based IP network. Reliance Globalcom's Enterprise Division (formerly Yipes Inc.) is a leading provider of managed Ethernet and application delivery services for the global enterprise. The patented custom data-networking solutions empower businesses by delivering high performance, dynamic control, unmatched service quality, and rapid ROI. For further information, pls visit www.relianceglobalcom.com

About Reliance Communications: Reliance Communications Limited, founded by the late Shri Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has net

worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of around 48 million including over 1.5 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications' corporate clientele includes 1850 Indian and multinational corporations, and over 200 global carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 15,000 towns and 400,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 175,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. For further information, pls visit www.reliancecommunications.co.in

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For Further Information, pls contact Gaurav Wahi on +91 9322904680

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